SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. 1 )
                            --------------------



                            Keystone Property Trust
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                029166105
           ----------------------------------------------------------
                                 (CUSIP Number)

                             David Selengut, Esq.
                         c/o Ellenoff Grossman Schole & Cyruli, LLP
                             New York, New York  11559
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             March 21, 2001
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 3 pages

CUSIP No.  029166105                 13D                   Page 2 of 3 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       PF

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            212,129
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             212,129
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       212,129
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT


      u



                                                            Page 3 of 3 Pages


          Rosalind Davidowitz (the "Reporting Party")hereby amends the following items in the statement on Schedule 13D relating to the common stock, $.001 par value ("shares") of Keystone Property Trust (formerly, American Real Estate Investment Corporation (the "Issuer") as follows:


Item 5. (a) is hereby amended in its entirety as follows:

          As of March 21, 2001, The Reporting Party may be deemed to beneficially own 212,129 shares or 2.2% of the Issuer's shares.

Item 5. (b) is hereby amended in its entirety as follows:

          Rosalind Davidowitz has sole power to vote or to direct the vote of those shares owned directly by her.

Item 5. (c) is hereby amended by adding the following paragraphs thereto:

          On March 21, 2001, Rosalind Davidowitz converted her 212,129 OP Units in Keystone Operating Partnership, L.P. into 212,129 common shares of Keystone Property Trust.

Item 5. (e) is hereby amended to read as follows:

          As of March 21, 2001, Rosalind Davidowitz is the beneficial owner of less than 5% of the common shares.




                               SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                             /s/ Rosalind Davidowitz
Date:    March 28, 2001                   _____________________________
         New York, New York                    Rosalind Davidowitz